Via Facsimile and U.S. Mail
Mail Stop 4720

November 18, 2009

Mr. Wubo Cao
Chief Executive Officer and President
Jiangbo Pharmaceuticals, Inc.
Middle Section, Longmao Street Area A
Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province
People's Republic of China 265200

Re: Jiangbo Pharmaceuticals, Inc.
Form 10-K/A for Fiscal Year Ended June 30, 2008
Form 10-Q/A for the Quarterly Period Ended December 31, 2008
Filed April 10, 2009
File No. 000-53037

Dear Mr. Cao:

We have reviewed your September 11, 2009 response to our July 17, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for Fiscal Year Ended June 30, 2008

Item 1. Description of Business

Research and Development, page 7

1. We note your response to our prior comment one, indicating that you would file the CRDAs with the Pharmaceutical Institute of Shandong University and with the Institute of Microbiology as exhibits to your Form 10-K for the year ended June 30, 2009. We also note exhibits 10.15 and 10.16 to your most recent Form 10-K. It appears that those exhibits are translations of summaries of the two CRDAs, rather than translations of the full agreements. To the extent you only

filed translations of summaries of the CRDAs, please amend your Form 10-K to file translations of the full agreements.

Consolidated Financial Statements

Note 1—Organization and business, page F-6

2. We are considering your response to prior comments four and five. Please address the following:

- In the first paragraph of your response you state that "the Company and Karmoya also meet the criteria for common control." Please explain to us how "the Company" (we assume the legal entity) and Karmoya meet the criteria for common control prior to October 1, 2007.

- Based on your response to prior comment four, it appears that the basis for GJBT consolidating Laiyang Jiangbo is FIN46R. It is not clear from your response how you accounted for initial measurement of the assets, liabilities, and non-controlling interests of Laiyang Jiangbo, when GJBT consolidated Laiyang Jiangbo on September 21, 2007. Please explain to us how your accounting complies with paragraphs 18 – 21 of FIN46R.

- The consolidation of GJBT and Laiyang Jiangbo did not involve the exchange of any shares or the transfer of net assets or equity interests. Please explain the factors that you considered in concluding that consolidation of Laiyang Jiangbo before GJBT became its primary beneficiary (i.e. prior to October 1, 2007) is appropriate under U.S. GAAP including why the use of the reverse acquisition accounting model is appropriate.

Note 3—Earnings per share, page F-16

3. Please refer to your response to prior comment seven. Based on your earnings per share calculations, it appears that assuming conversion of the $30 million debt is dilutive and not anti-dilutive. Refer to paragraph 95 of SFAS 128. Please provide us with your calculation under paragraph 27 of SFAS 128 that demonstrates how this conversion is anti-dilutive.

Note 4—Supplemental disclosure of cash flow information, page F-17

4. Your response to prior comment eight does not adequately demonstrate how the capital contribution of land rights and building at fair value by majority shareholders complies with U.S. GAAP. Therefore, we repeat this comment. Also, tell us when and how these assets were obtained by the majority shareholders, including the amount and nature of any consideration paid, and explain to us why the majority shareholders did not have their own information

on the historical cost basis of these capital contributions and had to rely on the PRC public record-keeping system.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments two through four. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant